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                                                                       EXHIBIT 2
NEWS FROM...

(GREENWICH LOGO)

                    GREENWICH AIR SERVICES TO MERGE WITH UNC
                Deal Creates Global Leader in Aviation Services

Miami, Florida - February 14, 1997 - Greenwich Air Services, Inc. (NASDAQ: GASIA and GASIB) and UNC Incorporated (NYSE: UNC) today announced that they have reached a definitive agreement to merge UNC into Greenwich Air Services. The merger effectively establishes Greenwich Air Services as the world's leader in commercial aviation engine services and business aviation services, with nearly $1.8 billion in annual revenues.

Under terms of the Merger Agreement - which is subject to shareholder and regulatory approvals as well as financing requirements - shareholders of UNC will receive at least $14.00 worth of Greenwich Class B Non-Voting Common Stock for each share of UNC stock held. The agreement also provides that if the market price of Greenwich Class B stock rises above $24.86 per share, UNC shareholders will receive additional value above $14 per share, up to $16.10 of value for each UNC share held. In addition, Greenwich has offered UNC shareholders the option of receiving cash in lieu of Greenwich Class B stock up to a maximum of 50% of the total merger consideration, which UNC estimates at not less than $320 million. The trnsatction is expected to be completed in the spring of 1997.

According to Eugene P. Conese, Chairman and Chief Executive OFficer of Greenwich Air Services, "the merger of UNC into Greenwich achieves Greenwich's primary goal of building shareholder value by growing the business both internally, through the addition of new engine lines and customers, and externally through strategic acquistions. Our combined engine overhaul operations will be able to service more than 100 different engine models and types. We believe there are synergies between many of the UNC operations and Greenwich's commercial aviation engine services, government programs, and aeroderivative engine services, which should provide significant growth opportunities and cost-savings."

Mr. Conese further stated, "the merger also strengthens Greenwich's three existing core marketing and technical groups. Commercial aviation engine services supports a majority of the aircraft engine types used by the world's leading passenger airlines, overnight package carriers, and freight carriers. Government services markets engine, aircraft, and accessories overhaul and repair services to the U.S. military, other government agencies, and 15 foreign Air Force, Navy, and Army customers. Aeroderivative engine services provides repair and overhaul for industrial and marine engines as well as worldwide
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management services for the design, sale, refurbishment, and installation of complete gas turbine power plants."

"The merger expands Greenwich's core businesses to include UNC's Garrett Aviation Services, a major business aviation services company with full-service engine, airframe, and avionics capability for business jets and turboprop aircraft and affords the opportunities for Greenwich to further penetrate the rapidly growing regional airline market," Mr Conese continued. "Further, it greatly expands Greenwich's market position in government programs through UNC's Aviation Services Division. The merger also brings to Greenwich the highly regarded facilities of UNC's manufacturing businesses: Johnson Technology (Michigan); Tri Manufacturing and Tri Remanufacturing (Indiana); Aerostructures and UNC Stearns (Washington); and Artex (Texas)."

"This merger represents a unique opportunity to bring together the two largest aviation aftermarket companies in the world," Mr. Conese added. "Greenwich has a solid reputation as a highly effective industry consolidator and skilled integrator. We are an acknowledged leader in providing commercial aviation engine services, while UNC is at the forefront of business aviation services and military/government programs. We believe this merger will also significantly enhance our ability to capitalize on the outstanding parts repair capabilities of each of our two companies, as well as build upon UNC's highly regarded parts manufacturing and repair facilites. We believe the new combined company will enjoy significant cost-savings in each of our businesses as well as significant opportunities for revenue growth through new business partnerships. These savings and benefits, we believe, will allow this transacation to be accretive to our shareholders after fiscal 1997."

"We are extremely enthusiastic about the prospects for the combined enterprise," commented Dan A. Colussy, Chairman, President, and Chief Executive Officer of UNC. "We are effectively combining the two market leaders into the global industry leader. In addition, we believe this merger will provide positive value to our shareholders and great long-term benefits to our employees as the combined entity finds new opportunities to grow."

Mr. Conese will serve as Chairman and Chief Executive Officer of the combined company. Eugene P. Conese, Jr., who currently serves as President and Chief Operating Officer of Greenwich Air Services, will continue in that position with the merged entity.

On January 29, Greenwich reported its thirteenth consecutive quarter of record results. Net sales for the quarter rose 220.1% to $187.5 million; income from operations for the quarter was $16.0 million, up 188.9% from first quarter 1996; and net income rose 161.4% to $5.5 million or $0.32 per share fully diluted.

On February 12, UNC reported record earnings for the fourth quarter and fiscal year ended December 31, 1996. Net income in 1996 was $6.4 million, or $0.35 per share, up from $1.9 million, or $0.11 per share in 1995. Revenues for the year were $832.1 million,



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up from $536.2 million the previous year. UNC's Common Stock closed at 10 7/8 on
Thursday, February 13th.

The proposed transaction follows major acquisitions by both UNC and Greenwich Air Services during the past year. In June 1996, Greenwich completed the $230 million cash acquisition of the Commercial Engine Services Division of Aviall, Inc., which has been in the business for more than 50 years. The Aviall transaction established Greenwich as the world's leader in turbine engine overhaul, with more than $750 million in annualized revenues and the capability to service a wide range of engine types for commercial and regional airlines at its nine locations worldwide.

In May 1996, UNC completed its $150 million acquisition of Garrett Aviation Services, a leading business aviation services company with full-service engine, airframe, and avionics capability for business jets and turboprop aircraft. Garrett, which celebrated its 50th anniversary in 1996, was combined with UNC Airwork, the company's existing business aircraft operations, to create Garrett Aviation Services Division. The division had full-year revenues of nearly $600 million in 1996.

Greenwich Air Services, headquartered in Miami, Florida, is the world's largest, most diversified independent gas turbine engine repair and overhaul company. The Company provides repair and overhaul services on 14 engine lines and 50 engine models for 500 customers worldwide. While commercial aviation presently represents the Company's largest market, Greenwich has seen significant growth in its government programs unit which supports a variety of military engine types and provides program management services for various agencies of domestic and foreign governments. In addition, Greenwich's industrial and marine unit supports a broad range of aeroderivative engines used in a variety of applications, including electric utilities, oil and gas pipelines, and cogeneration. The Company's subsidiary, GTi provides management services, sale and worldwide installation and operation of complete gas turbine power plants with electrical power output ranging from 1 to 120 megawatts.

Greenwich, with 3,300 employees worldwide, has operations at Miami International Airport; Bradley International Airport in Connecticut; JFK International Airport in New York; Westover Airport in Massachusetts; Melbourne, Florida; Dallas, Ft. Worth, and McAllen, Texas; and in Prestwick, Scotland.

UNC, based in Annapolis, Maryland, had 7,000 employees in 78 locations throughout the world. UNC is the world's largest independent aviation services company, and the global leader in business aviation. UNC occupies a unique position in the aviation industry by providing a complete array of aviation services, including airframe maintenance, modification and retrofit services; avionics and aircraft interior installations; the overhaul and repair of aircraft accessories, aircraft engines and industrial gas turbine engines; the provision of aircraft maintenance and pilot training contract services, and the manufacturing and remanufacturing of jet engine and aircraft components.



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FORWARD-LOOKING STATEMENTS
Except for the historical information contained in this release, the matters discussed are "forward-looking statements" within the meaning of federal securities laws. For a variety of reasons, actual results could differ materially from those described in these statements. Among the factors that could cause actual results to differ from predicted or expected results are the following: the company's dependence on a relatively small number of suppliers and vendors, which could hamper the company's ability to maintain appropriate inventory levels and meet customer demand; the possibility that unforeseen events could impact the company's ability to provide prompt and efficient service to its customers; existing competition from national and regional competitors, which could result in pricing and other pressures on profitability and market share. Consequently, the reader is cautioned to consider all forward-looking statements in the light of the risks to which they are subject.

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For More Information, Contact:

Greenwich Air Services, Inc:
Eugene P. Conese, Jr., President                  (305)526-7095
Robert J. Vanaria, C.F.O                          (305)870-8090
Sara L. Wilkins, Director of I.R.                 (305)870-7910 or
                                                  (800)736-0800, ext. 7910

UNC:
Bob Pevenstein, C.F.O.                           (410)266-7333
Mary Conger, Director of I.R.                     (410)266-7333

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